EXHIBIT 99.1

POET Technologies Announces Product Demos and Technology Showcase Event at OFC and Appoints New Product Management Executive

TORONTO, March 01, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that it will be demonstrating two advanced Optical Engine products and participating in a “Technology Showcase” event at the upcoming Optical Fiber Conference (OFC) Exhibition on March 8 - 10, 2022, at the San Diego Convention Center. In addition, the Company announced the appointment of Raju Kankipati as Vice President – Product Line Management.

POET’s Optical Engine products will include a 200G FR4 TX (transmit) engine and a 400G FR4 RX (receive) engine which will be demonstrated live to customers, business partners, analysts, media and other attendees by appointment in its booth, #5301, at the exhibition. Interested parties are encouraged to contact the Company to arrange an appointment.

Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies, will also be appearing at the OFC Technology Showcase event on Wednesday, March 9, 2022, from 12:30 – 1:00 p.m. PST at the Expo Theater III (on the exhibit floor) and presenting a talk called “Hybrid Integration Platform for Co-packaged Photonics using POET’s CMOS-based Optical Interposer”.

OFC is the premier event for the optoelectronics industry held in the U.S. and offers POET an opportunity to continue to grow its customer engagements and demonstrate the Optical Interposer’s solutions for multiple market verticals.

POET Appoints Vice President of Product Line Management
Additionally, the Company announced its recent appointment of Raju Kankipati to Vice President of Product Line Management. In this position, Kankipati will head up Product Management and Sales & Marketing for POET.

Kankipati has more than 20 years of experience in optical transceivers, optical components, cloud data center and optical networks. Most recently he was employed at MACOM, where he was the Senior Director of Product Management for optical components, including lasers, photodetectors, silicon photonics, and photonic solutions. Prior to MACOM, he worked at Arista Networks as a Senior Product Manager and Engineering Manager. During this time, he collaborated closely with data center customers to bring unique switching products as well as optical transceivers to market, helping customers deploy 40G and 100G products to enhance the scalability and efficiency of their networks. Previous positions included Product Manager at Cisco and engineering and management positions at Opnext in Japan (now part of Lumentum). He received his MBA degree from UC Berkeley (Haas School of Business) and completed his Bachelor of Engineering in Electronics at Birla Institute of Technology and Science (BITS) Pilani, India.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, ability to successfully demonstrate its products on time, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to demonstrate products, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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